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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                      ------------------------------------

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2001

                      ------------------------------------

                             GT GROUP TELECOM INC.

                           Suite 700 - 20 Bay Street
                            Toronto, Ontario, Canada
                                    M5J 2N8
                                 (416) 848-2000
                    (Address of principal executive offices)

                      ------------------------------------

                [indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]
                            Form 20-F  X                Form 40-F  ___

              [indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934]
                                 Yes  __                No  X

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
                              GT GROUP TELECOM INC.
                           WaterPlace Park, Suite 700
                                  20 Bay Street
                            Toronto, Ontario M5J 2N8

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting of the shareholders of GT Group Telecom Inc. (the "Company") will be held at The Design Exchange, 234 Bay Street, The Trading Room, Second Floor, Toronto, Ontario, on Thursday, February 22, 2001, at 10:00 a.m., and at any adjournment thereof, for the following purposes:

1. To receive the audited consolidated financial statements of the Company, for its financial year ended September 30, 2000.

2.     To elect directors for the ensuing year.

3. To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to determine the remuneration to be paid to the auditors.

4. To consider and, if thought advisable, pass an ordinary resolution approving an amendment to the Employees' and Directors' Equity Incentive Plan whereby the method in calculating the price of options to purchase Class A Voting Shares and/or Class B Non-Voting Shares would be amended.

5. To transact such other business as may properly be put before the meeting.

All holders of Class A Voting Shares and Class B Non-Voting Shares registered as at January 16, 2001 are entitled to notice of the meeting; however the holders of Class B Non-Voting Shares are not entitled to vote at such meeting. The board of directors requests all holders of Class A Voting Shares who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to CIBC Mellon Trust Company, Suite 1600 - 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1. If a shareholder does not deliver a proxy to CIBC Mellon Trust Company before the close of business on February 20, 2001, then the shareholder will not be entitled to vote at the meeting by proxy.

An information circular, and a form of proxy for the holders of Class A Voting Shares, accompany this notice.

Dated at Toronto, Ontario the 16th day of January, 2001.

ON BEHALF OF THE BOARD

(signed) Daniel R. Milliard

Chief Executive Officer

                              GT GROUP TELECOM INC.
                           WaterPlace Park, Suite 700
                                  20 Bay Street
                            Toronto, Ontario M5J 2N8

                              INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This information circular (the "Circular") is provided in connection with the solicitation of proxies by the management of GT Group Telecom Inc. (the "Company"). The form of proxy which accompanies this Circular (the "Proxy") is for use at the annual general meeting of the shareholders of the Company to be held on Thursday, February 22, 2001 (the "Meeting"), at the time and place set out in the accompanying notice of meeting. The Company will bear the cost of this solicitation. The solicitation will be made by mail.

APPOINTMENT AND REVOCATION OF PROXY

This Circular and a form of proxy will be mailed to each holder of record of Class A Voting Shares up to and including January 16, 2001 and this Circular will be mailed to each holder of record of Class B Non-Voting Shares up to and including January 16, 2001.

The persons named in the forms of proxy are directors and/or officers of the Company. A HOLDER OF CLASS A VOTING SHARES WHO WISHES TO APPOINT SOME OTHER PERSON TO SERVE AS HIS REPRESENTATIVE AT THE MEETING MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED. The completed proxy or proxies should be delivered to CIBC Mellon Trust Company, Suite 1600 - 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1 before the close of business on February 20, 2001.

Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the proxy to attend and vote, deliver their proxies at the place and within the time set forth in the notes to the proxy.

A shareholder may revoke a proxy

     (a) by depositing an instrument in writing executed by him or by his attorney authorized in writing

            (i) at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or an adjournment thereof, at which the proxy is to be used, or

            (ii) with the chairman of the meeting on the day of the meeting or an adjournment thereof; or

     (b)    in any other manner permitted by law.

PROVISIONS RELATING TO VOTING OF PROXIES

THE SHARES REPRESENTED BY PROXY IN THE ENCLOSED FORM WILL BE VOTED BY THE DESIGNATED HOLDER IN ACCORDANCE WITH THE DIRECTION OF THE SHAREHOLDER APPOINTING HIM. IF THERE IS NO DIRECTION BY THE

SHAREHOLDER, THOSE SHARES WILL BE VOTED FOR ALL PROPOSALS SET OUT IN THE PROXY AND FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF THE AUDITORS AS SET OUT IN THIS CIRCULAR. The proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the notice of meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at January 16, 2001, the Company had 79,615,821 Class A Voting Shares and 41,266,833 Class B Non-Voting Shares issued and outstanding. All Class A Voting Shares in the capital of the Company are of the same class and each carries the right to one vote on all matters at the Meeting. All Class B Non-Voting Shares in the capital of the Company are of the same class and are not entitled to vote at the Meeting.

A holder of record of Class A Voting Shares on the securities register of the Company at the close of business on January 16, 2001 who either attends the Meeting personally or deposits a proxy in the manner and subject to the provisions described above will be entitled to vote or to have such shares voted at the Meeting, except to the extent that

     (a) the shareholder has transferred the ownership of any such shares after January 16, 2001; and

     (b) the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred shares and makes a demand to CIBC Mellon Trust Company no later than 10 days before the Meeting that the transferee's name be included in the list of shareholders in respect thereof.

To the knowledge of the directors and senior officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding Class A Voting Shares of the Company:


NAME                                     NUMBER OF CLASS A                PERCENTAGE OF
                                           VOTING SHARES              CLASS A VOTING SHARES
----                                     -----------------            ---------------------
Shaw Communications Inc.                    29,096,097                       36.55%
 ("Shaw")

Goldman, Sachs Co. ("GS")(1)                18,999,999                       23.87%

(1) As at the date of this Circular, GS also owns 11,000,002 Class B Non-Voting Shares, representing approximately 26.70% of the Class B Non-Voting Shares issued and outstanding.


VOTES NECESSARY TO PASS RESOLUTIONS

The Company's By-Law No. 1 provides that a quorum is present for the transaction of business at any shareholders' meeting if there are two persons present in person and each entitled to vote thereat either as a shareholder or as proxy for one or more shareholders.

At the Meeting, shareholders will be asked to consider and, if deemed warranted, to pass an ordinary resolution, the full text which is set out in Appendix A to this Circular ("Ordinary Resolution No. 1"), approving the amendment to the Employees' and Directors' Equity Incentive Plan (the "Equity Incentive

Plan") substantially in the form attached as Exhibit A to Appendix A. See "Particulars of Matters to be Acted Upon - Equity Incentive Plan".

ORDINARY RESOLUTIONS

To become effective, Ordinary Resolution No. 1 must be passed, with or without amendment, by the affirmative vote of at least a simple majority of the votes cast at the Meeting, or any adjournment thereof, by the holders of Class A Voting Shares. Unless the shareholder signing the accompanying form of proxy specifies otherwise, the persons named in the form of proxy intend to vote in favour of Ordinary Resolution No. 1.

PRESENTATION OF FINANCIAL STATEMENTS

The financial statements of the Company for the year ended September 30, 2000, together with the auditors' report thereon, will be placed before the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

EQUITY INCENTIVE PLAN

The board of directors of the Company approved our Equity Incentive Plan effective as of September, 1999. The Equity Incentive Plan applies to our (and our affiliates) directors and employees who, in the judgment of our board of directors, will be largely responsible for our future growth and success. The Equity Incentive Plan was approved by our shareholders in March 2000.

The board of directors of the Company has approved the amendment to the Equity Incentive Plan attached hereto as Exhibit A to Appendix A, subject to the approval of the shareholders of the Company at the Meeting.

The board of directors of the Company is amending the definition of Fair Market Value contained in the Equity Incentive Plan, and thus the formula for determining the exercise price in respect of options being granted to directors and employees, to conform with evolving income tax legislation. The new Fair Market Value will be the weighted average price of the Class B Non-Voting Shares on The Toronto Stock Exchange for the five (5) days prior to and including the day of the option grant. For consistency, options will be granted effective immediately before the close of business on each Friday.

This amendment would facilitate the board of directors to attribute an accurate fair market value to the exercise price of incentive options being granted to directors and employees in compliance with all applicable securities legislation and accounting and tax requirements.

RESOLUTION

At the Meeting, shareholders will be asked to approve Ordinary Resolution No. 1 which is attached to this Circular as Appendix A.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed, unless otherwise sooner terminated. The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company and the number of Shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of Meeting:


Name, residence and
positions, current and                                                                 Number of shares
former, if any, held in the      Principal occupation for last      Served as          owned or controlled
Company                          five years                         director since     at present
----------------------------------------------------------------------------------------------------------

RONALD D. ROGERS                 Senior Vice President and          N/A                29,096,097 Class A
Calgary, Alberta                 Chief Financial Officer for                           Voting(4)
Nominee                          Shaw Communications Inc.
                                 from 1995 to present

MICHAEL D'AVELLA(3)              Senior Vice President,             February 16,       29,096,097 Class A
Calgary, Alberta                 Planning for Shaw                  2000               Voting
Director                         Communications Inc. from                              375 Class B Non-
                                 1991 to present                                       Voting(5)

GEORGE ESTEY                     Chairman of Goldman Sachs          February 16,       18,999,999 Class A
Toronto, Ontario                 Canada Inc. from 1987 to           2000               Voting
Director                         present                                               11,000,002 Class B
                                                                                       Non-Voting(7)

ROBERT R.                        Vice President, Principal          May 7, 1999        18,999,999 Class A
GHEEWALLA(1)(3)                  Investments of Goldman                                Voting
New York, New York               Sachs from August 1994 to                             11,000,002 Class B
Director                         November, 2000; Managing                              Non-Voting(8)
                                 Director of Goldman Sachs
                                 from November, 2000 to
                                 present

LEO J. HINDERY                   Founder and General Partner        March 23, 2000     Nil
Hillsborough, California         of InterMedia Partners from
Director                         1988 to 1997; President and
                                 CEO AT&T Broadband and
                                 its predecessor, Tele-
                                 Communications Inc., from
                                 March 1997 to November
                                 1999; CEO of Global
                                 Crossing Ltd. from March
                                 2000 to October 2000;
                                 Chairman and CEO
                                 GlobalCenter Inc. from


Name, residence and
positions, current and                                                                 Number of shares
former, if any, held in the      Principal occupation for last      Served as          owned or controlled
Company                          five years                         director since     at present
----------------------------------------------------------------------------------------------------------

                                 November 1999 to present

P. KENNETH                       Managing Director of CIBC          May 7, 1999        7,500,000 Class A
KILGOUR(1)(2)                    Capital Partners; joined CIBC                         Voting(9)
Toronto, Ontario                 Capital Partners in 1989
Director

JAMES M. MANSOUR(1)(2)           President of National              April 23, 1998     788,887 Class A
Austin, Texas                    Telecommunications of                                 Voting
Chairman of Executive Committee  Florida from 1991 to 1998;                            48,874 Class B Non-
and Director                     President, Telephone                                  Voting
                                 Management Inc. 1993 to
                                 present

JAMES G. MATKIN(2)(3)            Senior business executive in       January 23,        816,968 Class A
Vancouver, British               the public and private sectors     1997               Voting
Columbia                         and lawyer; Lawyer, Lang                              8,000 Class B Non-
Chairman of the Board of         Michener Lawrence & Shaw                              Voting
Directors and Director           from February 1995 to July
                                 1997; Lawyer, Norton
                                 Stewart from July 1997 to
                                 January 1998; Executive
                                 Director, Law Society of
                                 British Columbia; from
                                 January 1998 to present;
                                 Chairman of the Board from
                                 1997 to present

DANIEL R. MILLIARD(1)            Senior Vice President and          September 29,      1,528,000 Class B
Couldersport, Pennsylvania       Secretary of Adelphia              1999               Non-Voting
Chief Executive Officer and      Communications and
Director                         President and Chief
                                 Operating Officer of
                                 Hyperion Communications
                                 from May 1992 to March
                                 1999; Vice Chairman and
                                 President of Hyperion
                                 Communications from March
                                 1999 to September 1999;
                                 Chief Executive Officer of
                                 the Company from September
                                 1999 to present



Name, residence and
positions, current and                                                                 Number of shares
former, if any, held in the      Principal occupation for last      Served as          owned or controlled
Company                          five years                         director since     at present
----------------------------------------------------------------------------------------------------------

JIM SHAW(1)                      President and Chief                December 22,       29,096,097 Class A
Calgary, Alberta                 Operating Officer of Shaw          1999               Voting
Director                         Communications Inc. from                              40,000 Class B Non-
                                 1992 to 1998; Chief                                   Voting(6)
                                 Executive Officer of Shaw
                                 Communications Inc. from
                                 1998 to present

ROBERT G. WOLFE(1)               Executive Director Goldman         February 16,       140,000 Class A
Toronto, Ontario                 Sachs from 1992 to 1995;           1999               Voting
President, Chief Operating       Chief Financial Officer of                            331,499 Class B Non-
Officer and Director             Trillium Corporation from                             Voting
                                 1996 to 1998; President and
                                 Chief Operating Officer of
                                 the Company from February
                                 1999 to present


(1)  Member of Executive Committee

(2)  Member of Audit Committee

(3)  Member of Compensation Committee

(4) Shaw owns, directly and indirectly, an aggregate of 29,096,097 Class A Voting Shares. Mr. Rogers, an officer of Shaw, does not own or control any shares of the Company in his personal capacity

(5) Shaw owns, directly and indirectly, an aggregate of 29,096,097 Class A Voting Shares. Mr. D'Avella, an officer of Shaw, owns or controls 375 Class B Non-Voting Shares in his personal capacity

(6) Shaw owns, directly and indirectly, an aggregate of 29,096,097 Class A Voting Shares. Mr. Shaw, an officer of Shaw, owns or controls 40,000 Class B Non-Voting Shares in his personal capacity

(7) GS owns, directly and indirectly, an aggregate of 18,999,999 Class A Voting Shares and 11,000,002 Class B Non-Voting Shares. Mr. Estey, an officer of GS, does not own or control any shares of the Company in his personal capacity

(8) GS owns, directly and indirectly, an aggregate of 18,999,999 Class A Voting Shares and 11,000,002 Class B Non- Voting Shares. Mr. Gheewalla, an officer of GS, does not own or control any shares of the Company in his personal capacity

(9) Canadian Imperial Bank of Commerce owns, directly and indirectly, an aggregate of 7,500,000 Class A Voting Shares. Mr. Kilgour, an officer of CIBC Capital Partners, does not own or control any shares of the Company in his personal capacity

Pursuant to an amended and restated shareholders' agreement dated February 16, 2000, shareholders of the Company holding approximately 95.5% of the Class A Voting Shares at the date of this Circular, agreed to vote all shares of the Company owned by them in favour of the election of the directors designated by each of Shaw FiberLink Ltd. ("Shaw FiberLink"), certain affiliates of The Goldman Sachs Group Inc. ("GSCP"), Canadian Imperial Bank of Commerce ("CIBC"), the nominating committee of the Company (the "Nominating Committee") and members of management of the Company. Shaw FiberLink designated Messrs. D'Avella, Rogers and Shaw; GSCP designated Messrs. Estey, Gheewalla and Matkin; CIBC designated Mr. Kilgour; the Nominating Committee designated Messrs. Mansour and Hindery; and management of the Company designated Messrs. Milliard and Wolfe.

EXECUTIVE COMMITTEE AND AUDIT COMMITTEE

The Company has an executive committee, which is comprised of Messrs. Gheewalla, Kilgour, Mansour, Milliard, Shaw and Wolfe. The audit committee of the Company is comprised of Messrs. Matkin, Mansour and Kilgour.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

The Company is insured under a policy of insurance for the benefit of the Company and any subsidiary and their respective directors and officers with respect to liability incurred by such directors and officers in the performance of their duties. The approximate amount of the premium charged in respect of this policy during the fiscal year ended September 30, 2000 on account of directors and officers liability is $110,000. The aggregate amount of coverage under the policy is $5,000,000 (with a $150,000 deductible for defence costs and a $50,000 deductible for judgments, settlements and defence costs) on account of any loss in each policy year. In circumstances where a director or officer has a claim against the Company in respect of a loss covered by the policy, the Company may claim under the policy for 100% of the loss which is in excess of the amount of the deductible, subject to the maximum coverage under the policy and subject also to the amount of any prior claim made in that year by the companies insured under the policy.

CORPORATE GOVERNANCE

At a board of directors meeting held on August 22, 2000, a Statement of Corporate Governance Practices was adopted in accordance with the requirements of The Toronto Stock Exchange (the "TSE"). These guidelines deal with the constitution of board of directors and board committees, their functions, their independence from management and other means of ensuring sound corporate governance. The TSE has adopted as a listing requirement that disclosure be made annually by each listed corporation of its corporate governance system with reference to the guidelines set out by the TSE. In accordance with the listing requirement, particulars of the Company's corporate governance system are reflected below.

1.   THE MANDATE OF THE BOARD OF DIRECTORS, INCLUDING ITS DUTIES AND OBJECTIVES

     Guideline: The board of directors should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:

     (i)    adoption of strategic planning process;

            The board of directors of the Company (the "Board") holds a special purpose board meeting annually to review and approve the Company's strategic plan and annual business plan. The strategic plan is updated each year so that it always projects for at least the next three-year period.

     (ii) identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;

            The Company's businesses are separated into departments, each of which has its own management team and management information system. An integral element of both the departmental and corporate business and strategic plans is an identification of the principal risks of the Company's businesses. Management reports to the Board regularly on risk management initiatives. A full time risk manager is employed by the Company.

     (iii) succession planning including appointing, training and monitoring senior management;

            The Company has historically had limited turnover in management and board composition. The Executive Committee of the Board, in consultation with senior management, however, monitors succession planning on an ongoing basis and makes recommendations with respect to the appointment of new members of senior management as and when required. The full Board adopts responsibility for the appointment of senior management while the Compensation Committee monitors senior management performance.

     (iv)   communications policy for the corporation;

            The Board, through its Audit Committee, specifically reviews and approves the Company's quarterly and annual financial statements as well as the Company's annual report and shareholders' meeting materials. In addition, under the supervision of the Board, various members of the Company's senior management team are charged with the responsibility of complying with the Company's regulatory disclosure obligations and dealing on an ongoing basis with inquiries from shareholders, analysts and other interested parties.

     (v) integrity of the corporation's internal control and management information systems.

            The integrity of the Company's internal control management information systems are primarily the responsibility of the Chief Financial Officer who reports regularly to the Audit Committee of the Board. The Chief Financial Officer meets regularly with both the Company's financial and accounting personnel and the Company's internal and external auditors to review these matters, which forms the basis of his discussions with the Audit Committee. The Audit Committee reports to the full Board with respect to any issues that arise out of such discussions.

2. THE COMPOSITION OF THE BOARD, WHETHER THE BOARD HAS A MAJORITY OF UNRELATED DIRECTORS AND THE BASIS FOR THIS ANALYSIS; IF THE COMPANY HAS A SIGNIFICANT SHAREHOLDER, WHETHER THE COMPANY SATISFIES THE REQUIREMENT FOR FAIRLY REFLECTING THE INVESTMENT OF THE MAJORITY SHAREHOLDERS IN THE CORPORATION AND THE BASIS FOR THIS ANALYSIS

     Guideline: The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

     Guideline: The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of the corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder.

     Based on the principles enunciated above, the Board believes that the following individuals are related directors: Daniel R. Milliard (Chief Executive Officer) and Robert G. Wolfe (President and Chief Operating Officer).

     The following directors are considered to be unrelated on the basis that they are not employed by the Company, do not have any material business relationships with the Company, directly or indirectly, and do not receive any compensation from the Company, directly or indirectly, other than director's remuneration: Robert Gheewalla, Ken Kilgour, James Mansour, James Matkin, James Shaw, Michael D'Avella, George Estey, Leo Hindery and Michael Abram. Mr. Ronald
D. Rogers has been nominated to replace Mr. Michael Abram as a director of the Company and is also considered as unrelated to the Company for the reasons cited above.

     Based on the foregoing, the Company currently has two related and nine unrelated directors. The Company does not have a "significant shareholder" as defined in the TSE's Statement of Corporate Governance Practices.

     Guideline: Every board of directors should examine its size with a view to determining the impact of the number upon effectiveness, and undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

     The Board reviews the number of directors on the Board annually with a view to establishing an optimum number for effective decision-making. The Board believes that it operated effectively during the past year with the composition of the Board as it then was.

3. IF THE BOARD DOES NOT HAVE A CHAIR SEPARATE FROM MANAGEMENT, THE STRUCTURES AND PROCESSES WHICH ARE IN PLACE TO FACILITATE THE FUNCTIONING OF THE BOARD INDEPENDENTLY OF MANAGEMENT.

     Guideline: Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management.

     The Company has different individuals holding the offices of Chairman (James Matkin) and Chief Executive Officer (Daniel R. Milliard). Mr. Matkin is not part of management. Moreover, four of the six members of the Executive Committee (Robert Gheewalla, Ken Kilgour, James Mansour and Jim Shaw) are not involved in the day-to-day management of the Company. Accordingly, the Board believes that appropriate structures and procedures are in place to ensure that the Board can function independently of management.

     Guideline: The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. Engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

     In the case of non-arm's length transactions or other circumstances where a member or members of the Board may have a conflict of interest with the Company, prudent and established corporate practice dictates that a committee of independent directors be struck and that such committee be given the freedom to engage outside advisors at the expense of the Company. The Board concurs with and subscribes to this practice. Although no formal policy is in place with respect to whether individual directors may retain outside advisors in other circumstances, any individual director is free to request the engagement of an outside advisor where he or she feels it appropriate to do so. Such requests would normally be addressed to the Executive Committee.

4.   DESCRIPTION OF BOARD COMMITTEES, THEIR MANDATES AND THEIR ACTIVITIES

     Guideline: Committees of the Board of Directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, including the executive committee, may include one or more inside directors.

     There are three committees of the Board: the Executive Committee, the Audit Committee and the Compensation Committee. The composition of each committee is as follows:

     (a) Executive Committee - This committee is composed of two insider directors, Daniel R. Milliard (Chief Executive Officer) and Robert G. Wolfe (President and Chief Operating Officer) (as a non-voting observer); and four outside directors, James Mansour (Chairman), Ken Kilgour, Robert Gheewalla and Jim Shaw. All members of the Executive Committee are unrelated directors other than two, being Daniel R. Milliard and Robert G. Wolfe.

     (b) Audit Committee - This committee is composed entirely of outside, unrelated directors; James Matkin, James Mansour and Ken Kilgour. The audit committee selects and engages, on behalf of the Company, the independent public accountants to audit the annual financial statements of the Company, and reviews and approves the planned scope of the annual audit.

     (c) Compensation Committee - This committee consists of three outside, unrelated directors, James Matkin, Michael D'Avella and Robert Gheewalla. The Compensation Committee reviews directors' fees and retainers, compensation and benefit packages for senior management, and stock options.

     Guideline: Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to corporate governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.

     The Board as a whole assumes responsibility for developing the Company's approach to governance issues which includes a periodic review of the Company's performance compared to the TSE guidelines. The Board has approved this Statement of Corporate Governance Practices.

     Guideline: The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

     The composition, duties and responsibilities of the Audit Committee of the Board complies in full with the foregoing guideline.

     Guideline: The board of directors of every corporation should appoint a committee of directors composed entirely of outside, i.e., non-management directors, a majority of whom are unrelated directors, with the responsibility of proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

     In light of the historically low turnover in the Board, the Board has not considered it necessary to appoint a committee for the purpose of assessing directors on an ongoing basis. The Board has in place procedures for establishing a nominating committee should new board nominees or members of senior management be required.

5.   DESCRIPTION OF DECISIONS REQUIRING PRIOR APPROVAL BY THE BOARD

     Guideline: The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.

     Reference is made to the disclosure under item 1 above with respect to the annual review and approval by the Board of the Company's business and strategic plans. Such plans set forth the corporate objectives for which the CEO is responsible and issues that arise, which may lead to a variance from the approved plans, are subject to approval by the Board. In addition, any extraordinary capital expenditures, acquisitions, divestitures or other material transactions, whether or not specifically set forth in the annual business plan, are subject to Board approval.

6.   PROCEDURES IN PLACE FOR RECRUITING NEW DIRECTORS AND OTHER
     PERFORMANCE-ENHANCING MEASURES, SUCH AS ASSESSMENT OF BOARD PERFORMANCE

     Guideline: Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

     The effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors is assessed on an ongoing basis by the Board.

     Guideline: Every corporation should provide an orientation and education program for new recruits to the board.

     All new recruits to the Board are provided with extensive background documentation with respect to the Company's businesses, visit selected plant sites and meet with senior management to discuss the Company's affairs and give the new recruits an opportunity to ask questions.

     Guideline: The board of directors should review the adequacy and form of compensation of directors and ensure that compensation realistically reflects the responsibilities and risks involved in being an effective director.

     The Compensation Committee of the Board reviews the adequacy and form of compensation of directors and makes recommendations to the Board in this regard.

7. MEASURES FOR RECEIVING SHAREHOLDER FEEDBACK AND MEASURES FOR DEALING WITH SHAREHOLDER CONCERNS.

     The Company maintains an open dialogue with all shareholders, both institutional and individual. It is part of the duties of both the Chief Executive Officer and the Executive Vice President and Chief Financial Officer of the Company to respond to any inquiries from shareholders.

8.   THE BOARD'S EXPECTATIONS OF MANAGEMENT

     Reference is made to items 1 and 5 above.

EXECUTIVE COMPENSATION

At the end of the last financial year (being September 30, 2000), there were thirteen (13) Executive Officers of the Company. "Executive Officer" means the president, any vice-president in charge of a principal business unit as sales, finance or production, any officer of the Company or a subsidiary who performs a policy-making function for the Company whether or not that person is also a director of the Company or the subsidiary, and the chairman and any vice-chairman of the board of directors of the Company if that person performs the functions of that office on a full-time basis. As at the end of the Company's most recently completed fiscal year aggregate cash compensation of $1,242,000 was paid to Executive Officers who were members of the board of directors and $2,122,700 was paid to other Executive Officers, including salaries, bonuses and other amounts paid by the Company.

The following executive officers (being the Company's Chief Executive Officer and the five most highly compensated Executive Officers whose total annual compensation exceeded Cdn.$100,000 (each a "Named Executive Officer")) of the Company have received compensation during the financial year ended September 30, 2000 as follows:


                                            Annual Compensation                            Long-Term Compensation
                                ---------------------------------------  -------------------------------------------------------
                                                                                    Awards              Payouts
                                                                         ----------------------------  ---------
                                                                           Securities    Restricted
                                                                              Under       Shares or
                                                          Other Annual       Options     Restricted      LTIP        All Other
 Name and Principal Position       Salary       Bonus     Compensation       Granted     Share Units    Payouts    Compensation
 ---------------------------    ----------- ------------ --------------- -------------- -------------  ---------  --------------
                                     ($)         ($)           ($)             (#)           ($)          ($)          ($)

Daniel R. Milliard.........       $416,700  800,000(6)    209,725(2)     175,000 Class       --           --           --
(Chief Executive Officer                                                 B(6)
and Director)

Robert G. Wolfe............       $358,300  560,000(5)(6)  14,903(3)     100,000 Class       --           --           --
(President, Chief Operating                                              B(6)
Officer and Director)

Stephen H. Shoemaker.......       $180,700  225,000            --        460,000 Class B     --           --           --
(Executive Vice President
and Chief Financial Officer)

Eric A. Demirian...........       $167,200  200,000         6,200(4)     440,000 Class A     --           --           --
(Executive Vice President,
Corporate Development)

Michael A. Aymong..........       $173,500  215,000(7)         --        260,000 Class A     --           --           --
(Executive Vice President,
Marketing and Sales)


                                            Annual Compensation                            Long-Term Compensation
                                ---------------------------------------  -------------------------------------------------------
                                                                                    Awards              Payouts
                                                                         ----------------------------  ---------
                                                                           Securities    Restricted
                                                                              Under       Shares or
                                                          Other Annual       Options     Restricted      LTIP        All Other
 Name and Principal Position       Salary       Bonus     Compensation       Granted     Share Units    Payouts    Compensation
 ---------------------------    ----------- ------------ --------------- -------------- -------------  ---------  --------------
                                     ($)         ($)           ($)             (#)           ($)          ($)          ($)


Marek K. Wieckowski(1).....       $173,600  90,000             --                --          --           --           --
(Executive Vice President,
Network Services)

----------

(1)    Resigned effective April 30, 2000.

(2) Represents imputed interest of $209,725 accrued, at the effective federal interest rate of the Internal Revenue Code, on an option exercise loan for an aggregate amount of $4 million and on housing loan of approximately $1 million to Daniel R. Milliard.

(3) Represents imputed interest of $14,903 accrued, at the effective federal interest rate of the Internal Revenue Code, on an option exercise loan of $312,500 to Robert G. Wolfe.

(4) Represents imputed interest of $6,200 accrued, at the prescribed interest rate of the Canada, Customs and Revenue Agency, on a loan for an aggregate amount of $190,000 to Eric A. Demirian.

(5) The Company also paid $250,000 during the fiscal year ended September 30, 2000, representing a bonus awarded during the fiscal year ended September 30, 1999.

(6)    Approved by the Compensation Committee and subject to board ratification.

(7) Includes payment by the Company of $40,000, representing a bonus awarded during the fiscal year ended September 30, 1999

LONG TERM INCENTIVE PLAN

The Company does not presently have a long-term incentive plan for its Executive Officers.

OPTIONS

The following table sets forth details of options granted to Named Executive Officers in the financial year ended September 30, 2000.


                                                                                  Market Value of
                                                                                  Securities
                                                 % Total Options                  Underlying
                             Securities          Granted to                       Options on the
                             Under Options       Employees in       Exercise or   Date of Grant
Name and Office              Granted (#)         Financial Year     Base Price    ($/Security)       Expiration Date
---------------              -------------       ---------------    -----------   ---------------    ---------------

Daniel R. Milliard           175,000(2)          2.77%              $19.42        $19.42             Oct. 4/05

Robert G. Wolfe              250,000(2)          5.54%              $ 3.00        $ 3.00             Nov. 11/04
                             100,000(2)                             $19.42        $19.42             Oct. 4/05

Stephen H. Shoemaker         400,000(2)          7.29%              $ 3.00        $ 3.00             Dec. 16/04
                              60,000(2)                             $19.42        $19.42             Oct. 4/05



                                                                                  Market Value of
                                                                                  Securities
                                                 % Total Options                  Underlying
                             Securities          Granted to                       Options on the
                             Under Options       Employees in       Exercise or   Date of Grant
Name and Office              Granted (#)         Financial Year     Base Price    ($/Security)       Expiration Date
---------------              -------------       ---------------    -----------   ---------------    ---------------

Eric A. Demirian             400,000(1)          6.97%              $ 3.00        $ 3.00             Dec. 16/04
                              40,000(1)                             $19.42        $19.42             Oct. 4/05

Michael A. Aymong             70,000(1)          4.12%              $ 1.50        $ 1.50             Feb. 09/05
                             150,000(1)                             $ 3.00        $ 3.00             Dec. 16/04
                              40,000(1)                             $19.42        $19.42             Oct. 4/05


(1) These options entitle the holder to purchase Class A Voting Shares of the Company.

(2) These options entitle the holder to purchase Class B Non-Voting Shares of the Company.


AGGREGATED OPTION EXERCISES

The following options were exercised during the financial year ended September 30, 2000 by the Named Executive Officers.


                                      Aggregate     Unexercised Options at           Value of Unexercised in the
                       Securities     Value         September 30, 2000               Money Options at
                       Acquired on    Realized      (Exercisable/Not Yet             September 30, 2000
Name                   Exercise       ($)           Exercisable)                     (Exercisable/Not Yet Exercisable)
----                   -----------    ---------     ----------------------           ---------------------------------
Daniel R. Milliard     None           N/A           None/175,000                     None/$252,000

Robert G. Wolfe        250,000 Class  $4,787,500    354,450/495,550                  $6,684,927/$7,604,073
                       A Voting
                       Shares

Stephen H. Shoemaker   None           N/A           133,440/326,560                  $2,383,238.40/$4,847,161.60

Eric A. Demirian       None           N/A           133,440/266,560                  $2,383,238.40/$4,818,461.60

Michael A. Aymong      None           N/A           155,862/196,338                  $2,899,836.32/$2,934,363.68

Marek K.               None           N/A           268,382/115,210                  $1,160,253.52/$2,084,338.10
Wieckowski(1)


(1)    Resigned effective April 30, 2000.


OPTION REPRICING

No incentive stock options granted to the Named Executive Officers were repriced during the financial year ended September 30, 2000.

PENSION PLANS

The Company does not presently provide a pension plan for its directors, executive officers or employees.

EMPLOYMENT AGREEMENTS

The Company has employment agreements or remuneration arrangements with all of the executive officers. Each agreement or arrangement provides for salary, benefits, bonuses and incentive stock option grants for the executive officer, and for compensation if his or her employment is terminated.

COMPOSITION OF COMPENSATION COMMITTEE

The Company's Compensation Committee establishes remuneration levels for the senior officers of the Company, and consists of Messrs. Matkin, D'Avella and Gheewalla, all of whom are directors of the Company and in addition, Mr. Matkin is the Chairman of the Board of Directors.

REPORT ON EXECUTIVE COMPENSATION

The Company's executive compensation program is administered by the Compensation Committee and is designed to be competitive with the executive compensation programs offered by other corporations comparable to the Company and, where appropriate, to provide incentives for enhancing of shareholder value. The overall objectives of the Company's executive compensation program are to attract and retain qualified executives who will contribute to the success of the Company, to provide fair and competitive compensation, to align the interests of management with those of shareholders and to reward performance that contributes to the achievement of those objectives. Compensation has been structured so as to link shareholder return, measured by the change in share price, with executive compensation through the use of stock options as the primary element of variable compensation. The Company does not offer pension plans to its senior executives.

PERFORMANCE GRAPH

The following graph compares the cumulative shareholder return on a Cdn.$100 investment in Class B Non-Voting Shares of the Company to a similar investment in companies comprising the TSE 300 Total Return Index, including dividend reinvestment, for the period commencing March 10, 2000 (the date that the Class B Non-Voting Shares were listed on the Toronto Stock Exchange) to September 30, 2000, the Company's most recent financial year-end.

[SHARE PRICE RELATIVE PERFORMANCE GRAPH]

                          March 10,    June 30,     Sept. 30,
                            2000         2000         2000
                          ---------    --------     ---------
GTG.B                     $100.00      $114.46      $ 97.79
TSE 300 Total Return      $100.00      $107.91      $110.12
Nasdaq 100                $100.00      $ 78.56      $ 72.75

COMPENSATION OF DIRECTORS

During the last completed fiscal year, the Company had eleven (11) directors. There was no compensation paid to directors in their capacity as such during the Company's most recently completed fiscal year. The Company grants share options to its directors and reimburses them for any out-of-pocket expenses incurred in connection with their attendance at board meetings.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

The aggregate indebtedness to the Company of all officers, directors, employees and former officers, directors and employees of the Company outstanding as at December 31, 2000 is $3,315,936.

             TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS
                               AND SENIOR OFFICERS



NAME AND PRINCIPAL          INVOLVEMENT       LARGEST AMOUNT             AMOUNT             FINANCIALLY          SECURITY FOR
POSITION                    OF ISSUER OR        OUTSTANDING          OUTSTANDING AS AT        ASSISTED           INDEBTEDNESS
                             SUBSIDIARY        DURING LAST           DECEMBER 31, 2000       SECURITIES              ($)
                                                COMPLETED                   ($)              PURCHASED
                                             FINANCIAL YEAR ($)                             DURING LAST
                                                                                             COMPLETED
                                                                                           FINANCIAL YEAR
-------------------------- --------------- ---------------------- ---------------------- -------------------- ------------------

Daniel R. Milliard             Lender      4,673,280.21(1)(3)        4,740,668.88(1)             --                   --
(Chief Executive
Officer, Director and
Director Nominee)

Robert G. Wolfe                Lender          317,581.46(3)          318,414.79(2)        250,000 Class A
(President, Director                                                                       Voting Shares
and Director
Nominee)

Eric Demirian                  Lender           190,000(4)             156,667.67                --                   --
(Executive Vice
President, Corporate
Development)

Robert Watson                  Lender        502,136.99(5)(8)          259,246.58                --                   --
(Executive Vice
President, Carrier
Services)

C. William Rainey              Lender        276,826.51(6)(8)          280,894.99                --                   --
(Senior Vice-
President, Sales)

Steven Koles                   Lender        204,438.36(7)(8)          207,397.26                --                   --
(Senior Vice-
President, Marketing)

(1) Option exercise loan dated September 1, 1999 to purchase 1,600,000 Class B Non-Voting Shares of the Company in the amount of $3,562,500, and a housing assistance loan in the amount of $901,054 (with aggregate interest in the amount of $209,725.28 to September 30, 2000 and $277,113.95 to December 31, 2000). Housing assistance loan matures on the earlier of January 5, 2005, the date upon which employment ceases or disposition of the subject property, etc. Option exercise loan matures on the earlier of September 1, 2004, the date upon which employment ceases or disposition of the shares.

(2) Option exercise loan dated January 4, 2000 to purchase 250,000 Class A Voting Shares of the Company in the amount of $312,500 (with interest in the amount of $19,466.19 to December 31, 2000). Option exercise loan matures on the earlier of January 4, 2005, the date upon which employment ceases or disposition of the shares.

(3) Each loan bears interest at the effective applicable federal rate in effect under Section 1274(d) of the Internal Revenue Code

(4) Interest free incentive loan. Matures three calendar years from the date of advance.

(5) Housing assistance loan in the amount of $500,000, with interest thereon at the prescribed interest rate of the Canada, Customs and Revenue Agency

(6) Housing assistance loan in the amount of $275,010, with interest thereon at the prescribed interest rate of the Canada, Customs and Revenue Agency

(7) Housing assistance loan in the amount of $200,000, with interest thereon at the prescribed interest rate of the Canada, Customs and Revenue Agency

(8) Mature on the earlier of 25 years from the date of advance, the date upon which employment ceases, disposition of the subject property or any default in the performance of the loan obligations, etc.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the persons who were directors or officers of the Company at any time during the Company's last financial year, the proposed nominees for election to the board of directors of the Company, the insiders of the Company or the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except as previously disclosed in an information circular of the Company dated March 1, 2000 and the following:

       (i) On April 27, 2000, the Company acquired Videon FiberLink from Moffat Communications Limited ("Moffat") for $68 million in cash and the right to acquire approximately 1.7 million Class B Non-Voting Shares. Shaw Communications Inc. ("Shaw"), which owns 36.55% of the Company's Class A Voting Shares as of the date of this Circular, owned approximately 15% of the voting shares of Moffat as of December 7, 2000.

       (ii) On December 7, 2000, Shaw announced an offer to purchase all of Moffat's outstanding shares. If the acquisition is completed, Shaw will also indirectly own approximately 4.04% of the Company's Class B Non-Voting Shares.

                              MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company or its subsidiaries.

APPOINTMENT OF AUDITORS

The management of the Company intends to nominate PricewaterhouseCoopers LLP, Chartered Accountants, for appointment as auditors of the Company. PricewaterhouseCoopers LLP was first appointed by the Company on September 12, 1997. Forms of proxy given pursuant to the solicitation of the management of the Company will, on any poll, be voted as directed and, if there is no direction, for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors.

RESTRICTIONS ON NON-CANADIAN OWNERSHIP AND CONTROL

The Company's Articles provide that it may, in connection with the issue or transfer of ownership of voting shares in its capital, take any action or refuse to take any action, as the case may be, to the extent necessary to ensure that each of the Company's subsidiaries is and continues to be eligible to operate as a telecommunications common carrier under the Telecommunications Act (Canada).

The Company has designed its capital structure to accommodate compliance with the Canadian ownership requirements. The Company's Articles provide that certain non-voting shares may not be converted into voting shares if the exercise of such conversion rights would cause the Company to be in violation of any Canadian law applicable to the ownership interests in, or the exercise of control over, a corporation that is providing telecommunication services in Canada. In addition, the regulations under the Telecommunications Act (Canada) provide the Company with the time and ability to rectify ineligibility resulting from insufficient Canadian ownership of voting shares, notwithstanding any provision of its Articles or By-laws. In particular, but without limitation, the Company may, to the extent applicable:

       (i)   refuse to accept any subscription for any voting shares;

       (ii) refuse to allow any transfer of voting shares to be recorded in the Company's share register;

       (iii) suspend the rights of a holder of voting shares to vote at a meeting of shareholders; and

       (iv)  sell, repurchase or redeem any of the Company's voting shares.

GENERAL MATTERS

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters ratified in the notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

Dated at Toronto, Ontario the 16th day of January, 2001.

ON BEHALF OF THE BOARD



(signed) Daniel R. Milliard
Chief Executive Officer

                                    EXHIBIT A

                              GT GROUP TELECOM INC.
                               (THE "CORPORATION")

AMENDMENT TO EMPLOYEES' AND DIRECTORS'
EQUITY INCENTIVE PLAN

         WHEREAS the shareholders of the Corporation approved an Employees' and Directors' Equity Incentive Plan (the "Plan") at the Annual General Meeting of the shareholders of the Corporation on March 23, 2000;

         AND WHEREAS the Corporation desires to delete section 1.2(i) of the Plan with respect to the definition of Fair Market Value and substitute the following therefor:

         ""FAIR MARKET VALUE" means, with respect to a Share subject to Option, the weighted average price of the Shares traded on The Toronto Stock Exchange for the five (5) days prior to and including the day in respect of which the Fair Market Value is to be determined. If the Shares are not listed and posted for trading on The Toronto Stock Exchange on such day, the Fair Market Value shall be such price per Share as the Board, acting in good faith, may determine."

                                   APPENDIX A

                            ORDINARY RESOLUTION NO. 1

BE IT RESOLVED AS AN ORDINARY RESOLUTION that:

1. The adoption by the Company of the amendment to the Employees' and Directors' Equity Incentive Plan (the "Plan") substantially in the form attached as Exhibit A to Appendix A to the Company's Information Circular dated January 16, 2001 with respect to the amendment to the definition of Fair Market Value contained therein is hereby consented to, authorized, ratified and confirmed.

2. The Board of Directors of the Company is hereby authorized to implement the amendment to the Plan, in whole and in part, as and when they, in their discretion, shall determine. The Board of Directors of the Company is also authorized to amend or modify the terms of the Plan attached as Exhibit A to Appendix A as may be necessary or desirable to obtain approval of the Plan from any stock exchange on which the Class A Voting and/or Class B Non-Voting Shares of the Company may be listed or from any applicable securities regulatory authority.

                              GT GROUP TELECOM INC.
                                 (the "Company")

                                      PROXY
                             ANNUAL GENERAL MEETING
                         TO BE HELD ON FEBRUARY 22, 2001

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE COMPANY

I am the registered owner of Class A Voting Shares in the capital of the Company and I appoint Daniel R. Milliard, Chief Executive Officer and a director, or Robert M. Fabes, Senior Vice President, Corporate Secretary and General Counsel, or,

--------------------------------------------------------------------------------
      [You may fill in the name of another person you wish to act for you;
                      see note 1 at the end of this form.]

as my proxy to attend and act for me in respect of all the Class A Voting Shares registered in my name at the 2001 annual general meeting of the Company to be held on Thursday, February 22, 2001 and at any and all adjournments of that meeting. Without limiting the general powers conferred by this proxy, I direct my proxy to vote as follows:

(1)       to vote on the election of directors as follows:

          VOTE FOR [ ] WITHHOLD FROM VOTING FOR [ ] RON ROGERS
          VOTE FOR [ ] WITHHOLD FROM VOTING FOR [ ] MICHAEL D'AVELLA VOTE FOR [ ] WITHHOLD FROM VOTING FOR [ ] GEORGE ESTEY
          VOTE FOR [ ] WITHHOLD FROM VOTING FOR [ ] ROBERT R. GHEEWALLA VOTE FOR [ ] WITHHOLD FROM VOTING FOR [ ] LEO J. HINDERY
          VOTE FOR [ ] WITHHOLD FROM VOTING FOR [ ] P. KENNETH KILGOUR VOTE FOR [ ] WITHHOLD FROM VOTING FOR [ ] JAMES M. MANSOUR VOTE FOR [ ] WITHHOLD FROM VOTING FOR [ ] JAMES G. MATKIN VOTE FOR [ ] WITHHOLD FROM VOTING FOR [ ] DANIEL R. MILLIARD VOTE FOR [ ] WITHHOLD FROM VOTING FOR [ ] JIM SHAW
          VOTE FOR [ ] WITHHOLD FROM VOTING FOR [ ] ROBERT G. WOLFE

(2)       VOTE FOR                 [ ]
          WITHHOLD FROM VOTING FOR [ ]

          a resolution that the Company appoints PricewaterhouseCoopers LLP, Chartered Accountants, as the Company's auditors for the ensuing year and that the directors are authorized to fix the remuneration paid to the auditors.

(3)       VOTE FOR                 [ ]
          VOTE AGAINST             [ ]

          a resolution approving the amendment to the Employees' and Directors' Equity Incentive Plan.

IF I HAVE NOT SPECIFIED THAT MY PROXY VOTE IN A PARTICULAR WAY, THEN I DIRECT MY PROXY TO VOTE FOR EACH RESOLUTION AND TO VOTE FOR THE NOMINATED DIRECTORS AND THE NAMED AUDITORS.

I AUTHORIZE MY PROXY TO ACT FOR ME AND TO VOTE AS HE OR SHE SEES FIT ON ANY MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING. I revoke any proxy previously given by me for use at the annual general meeting of the Company.

(Proxies must be dated)

Date:
             --------------------------------------------

Signature:
             --------------------------------------------

Please Print:

Name:
             --------------------------------------------

Address:
             --------------------------------------------


NOTES TO SHAREHOLDER COMPLETING THIS FORM

1. YOU HAVE THE RIGHT TO APPOINT ANY PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSON DESIGNATED IN THIS FORM TO ATTEND AND ACT FOR YOU AT THE MEETING. If you wish to exercise this right, you should strike out the names printed on this Proxy and insert the name of the person you wish to act for you at the meeting.

2. If you give a proxy and the instructions in it are certain, then the shares represented by the proxy will be voted on any poll in accordance with your instructions, and, where you specify a choice with respect to any matter to be acted on, the shares will be voted on any poll accordingly.

3. You or your attorney authorized in writing must date and sign this Proxy. If this Proxy is not dated, it will be deemed to bear the date on which it is mailed by the person making the solicitation.

4. If you are a corporation, you must execute this Proxy under seal or by an officer or attorney authorized in writing.

5.    This Proxy is valid for one year from its date.

6. You must deposit this proxy with CIBC Mellon Trust Company, Suite 1600 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 before the close of business on February 20, 2001.